EXHIBIT 16.1
                                                              ------------



Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Fax Number: (202)942-9656

June 28, 2002

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audit of the financial statements of this registrant for the most recent fiscal year.
Those individuals are no longer with Arthur Andersen LLP. We have read the first five paragraphs of Item 4 included in the Form 8-K dated June 28, 2002 of Switchboard Incorporated to be filed with the Securities and Exchange Commission and are in agreement with the statements contained herein.


Very truly yours,

/s/ Arthur Andersen LLP
Arthur Andersen LLP

cc: Mr. Robert Orlando, Cheif Financial Officer, Switchboard Incorporated